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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                        Commission File Number: 0-19352


                  NOTIFICATION OF LATE FILING OF FORM 10-QSB

                    For the Period Ended September 30, 1996


                        PART 1.  REGISTRANT INFORMATION

Full name of registrant: AgriBioTech, Inc.
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Former name if applicable: N/A

Address of Principal executive office (Street and number):
2700 Sunset Road, Suite C-25
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(City, State and Zip Code): Las Vegas, Nevada  89120
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                       PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X] (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period:

     The Company recently completed a major acquisition, and additional time is required to properly assimilate the acquisition, including pro forma information for prior periods, into the September 30, 1996 Form 10-QSB.

                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

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          Henry A. Ingalls           (702)             798-1969
             (Name)               (Area Code)     (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).

                                               [X]  Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                               [ ]  Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               AgriBioTech, Inc.
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                 (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 1996                   By:    /s/ Henry A. Ingalls
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                                              Henry A. Ingalls
                                              Title: Chief Financial Officer

     Instruction.  The form may be signed by an executive officer of the
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registrant or by any other duly authorized representative. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION:

     Intentional missstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
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